Exhibit 21

Subsidiaries

Entity	Jurisdiction of Incorporation	Name Under Which Entity Conducts Business

Cellu Tissue Holdings, Inc.	Delaware	Clearwater Paper Group

Cellu Tissue Corporation–Natural Dam	Delaware	Clearwater Paper – Natural Dam

Cellu Tissue Corporation–Neenah	Delaware	Clearwater Paper – Neenah

Cellu Tissue LLC	Delaware	Clearwater Paper – East Hartford

Coastal Paper Company	Virginia	Clearwater Paper – Wiggins

Menominee Acquisition Corporation	Delaware	Clearwater Paper – Menominee

Van Paper Company	Mississippi	N/A

Van Timber Company	Mississippi	N/A

Cellu Tissue–Thomaston, LLC	Delaware	Clearwater Paper – Thomaston

Cellu Tissue–Long Island, LLC	Delaware	Clearwater Paper – Long Island

Cellu Tissue Corporation–Oklahoma City	Delaware	Clearwater Paper – Oklahoma City

Interlake Acquisition Corporation Limited	Nova Scotia	Clearwater Paper – St. Catharines

Cellu Tissue CityForest, LLC	Minnesota	Clearwater Paper – Ladysmith